    As filed with the Securities and Exchange Commission on November 1, 1995



                       Securities and Exchange commission

                            Washington, D.C.  20549


                                Amendment No. 2
                                      to
                                  Form N-8B-2

                               File No. 811-3763


                Registration Statement of Unit Investment Trust



                        Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



        EVEREN Unit Investment Trusts, Series 38 (and Subsequent Series)


              Not the Issuer of periodic payment plan certificates

                           _________________________

     The purpose of this Amendment No. 2 is to reflect a name change for the registrant and the depositor, a change in ownership of the depositor, and a change in trustee.

     The Depositor hereby amends Items 1, 2, 4, 7, 29 and 48 of the Registration Statement on Form N-8B-2 filed on July 9, 1993 with the Commission on behalf of Kemper Defined Funds, Series 1 (and Subsequent Series) (A Unit Investment Trust).

1. Organization and General Information

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                    EVEREN Unit Investment Trusts, Series 38 (and Subsequent Series)

                    Kemper Defined Funds Series 1 (and Subsequent Series)

                    Kemper Tax-Exempt Insured Income Trust, Series 1 (and Subsequent Series)

                    The Trust has no Internal Revenue Service Employer Identification Number

          (b) Furnish title of each class or series of securities issued by the trust.
                           Certificate of Ownership

                                -- evidencing --

                             An Undivided Interest

                                  -- in the --

                    EVEREN Unit Investment Trusts, Series 38
                            (and Subsequent Series)

                                       or

                         Kemper Defined Funds Series 1
                            (and Subsequent Series)

                                       or

                Kemper Tax-Exempt Insured Income Trust, Series 1
                            (and Subsequent Series)

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                    EVEREN Unit Investment Trusts,
                     a service of EVEREN Securities, Inc. (34-1542819)
                    77 West Wacker Drive, 29th Floor
                    Chicago, Illinois  60601

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                    None at the date hereof. It is expected that a group of underwriters will be formed to distribute securities of the trust. The Manager of such group will be EVEREN Securities, Inc. (34-1542819), 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601.

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          ----------------------------------------------------------------------

          Former Name                  :              Approximate Date of Change

          ----------------------------------------------------------------------

          Kemper Defined Funds,
            Series 1 (and Subsequent Series)          September 18, 1995

          Kemper Tax-Exempt Insured                   June 23, 1993
           Income Trust, Series 1
           (and Subsequent Series)

     29. Furnish as at the latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          All of the common stock of EVEREN Securities, Inc. is owned by EVEREN Capital Corporation located at 77 West Wacker Drive, Chicago, Illinois 60601-1994.

     48. Furnish the following information as to each trustee or custodian of the trust.

                  (a) Name and principal business address.

                  (b)  Form of organization.

                  (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  (d) Name of governmental supervising or examining authority.

          The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation.

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc., the Depositor of the Registrant, has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf in the City of Chicago and the State of Illinois on the 1st day of November, 1995.


                                       EVEREN Unit Investment Trusts,
                                          Series 38 (and Subsequent Series)

                                       By EVEREN Unit Investment Trusts,
                                           a service of EVEREN Securities, Inc.


                                       By  Robert K. Burke
                                         ---------------------------------
                                         Robert K. Burke
                                         Senior Vice President

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